                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. )*

                     Weider Nutrition International, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Class A Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Wynnchurch Capital, Ltd.
                          150 Field Drive, Suite 165
                          Lake Forest, Illinois 60045
                                (847) 604-6100
                             Attention: John Tomes

                                with a copy to:
                           Laurence R. Bronska, Esq.
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 715-4028

                           -------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 30, 2000
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------

     CUSIP NO.                   13D                    Page 2 of 14 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Wynnchurch Capital Partners, L.P.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a):

                                                                (b) [_]
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS:  WC

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)(2)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)(2)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,174,955 (1)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (3)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: PN

------------------------------------------------------------------------------

(1) Based on Warrant to purchase 563,508 shares of Class A Common Stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 611,447 shares of Class A Common Stock issued to Wynnchurch Capital Partners Canada, L.P.
(2) Power is exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, Inc.
(3) Based on 9,354,641 shares of Class A Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q.

------------------------------------------------------------------------------

     CUSIP NO.                   13D                    Page 3 of 14 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Wynnchurch Partners, L.P.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [_]

                                                                (b) :
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS: Not applicable

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)(2)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,174,955 (1)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (2)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: PN

------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.
(2) Based on 9,354,641 shares of Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q.

------------------------------------------------------------------------------

     CUSIP NO.                   13D                    Page 4 of 14 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Wynnchurch Management, Inc.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [_]

                                                                (b) :
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS: Not applicable

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)(2)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,174,955 (1)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (2)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: CO

------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.
(2) Based on 9,354,641 shares of Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q.

------------------------------------------------------------------------------

     CUSIP No.                   13D                    Page 5 of 14 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Wynnchurch Capital Partners Canada, L.P.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a):

                                                                (b) [_]
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS:  WC

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,174,955 (1)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (2)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: PN

------------------------------------------------------------------------------

(1) Based on Warrant to purchase 563,508 shares of Class A Common Stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 611,447 shares of Class A Common Stock issued to Wynnchurch Capital Partners Canada, L.P.
(2) Power is exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, Inc.
(3) Based on 9,354,641 shares of Class A Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q.

------------------------------------------------------------------------------

     CUSIP NO.                   13D                    Page 6 of 14 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Wynnchurch Partners Canada, L.P.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [_]

                                                                (b) :
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS: Not applicable

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Alberta, Canada

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)(2)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,174,955 (1)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (2)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: PN

------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.
(2) Based on 9,354,641 shares of Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q.

------------------------------------------------------------------------------

     CUSIP NO.                   13D                    Page 7 of 14 Pages

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Wynnchurch GP Canada, Inc.
------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [_]

                                                                (b) :
------------------------------------------------------------------------------

 3.  SEC USE ONLY

------------------------------------------------------------------------------

 4.  SOURCE OF FUNDS: Not applicable

------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                    [_]
------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                   -----------------------------------------------------------
     NUMBER OF
      SHARES         7.   SOLE VOTING POWER: -0-

   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY
                     8.   SHARED VOTING POWER: 1,174,955 (1)
       EACH
    REPORTING      -----------------------------------------------------------

      PERSON         9.   SOLE DISPOSITIVE POWER: -0-
       WITH
                   -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER: 1,174,955 (1)

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,174,955 (1)

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                [_]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (2)

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON: CO

------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.
(2) Based on 9,354,641 shares of Common Stock outstanding as of February 29, 2000, as disclosed on Issuer's 10Q.

Item 1.  Security and Issuer.
         --------------------

     This Schedule 13D relates to the shares of Class A common stock, $0.01 par value (the "Shares") of Weider Nutrition International, Inc., a Delaware corporation ("Issuer").

     The principal executive offices of Issuer are located at 2002 South 5070 West, Salt Lake City, Utah 84104-4726.

Item 2.  Identity and Background.
         -----------------------

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this on behalf of Wynnchurch Capital Partners, L.P., a Delaware limited partnership ("Wynnchurch US"), Wynnchurch Capital, L.P., a Delaware limited partnership ("US GP"), Wynnchurch Management, Inc., a Delaware corporation ("US Management"), Wynnchurch Capital Partners Canada, L.P., an Alberta limited partnership ("Wynnchurch Canada"), Wynnchurch Partners Canada, L.P., an Alberta limited partnership ("Canada GP"), and Wynnchurch GP Canada, Inc., a Delaware corporation ("Canada Management"), Wynnchurch US, US GP, US Management, Wynnchurch Canada, Canada GP, and Canada Management, are sometimes hereinafter referred to collectively as the "Reporting Persons."

     The Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Persons constitute a "person" or "group" for any purpose or (ii) an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any of the securities owned by any of Management or the Trust. Pursuant to Rule 13d-1(k)(2) under the Act, the Reporting Persons are filing this Schedule 13D on their own behalf and not on behalf of any other person. Attached hereto as Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

     (a) - (c)

     Wynnchurch US
     -------------

     Wynnchurch US is a Delaware limited partnership, the principal business of which is a private investment partnership. The principal business and office address of Wynnchurch US is 150 Field Drive, Suite 165, Chicago, Illinois 60045. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to US GP, the general partner of Wynnchurch US, is set forth below.

     US GP
     -----

     US GP is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Wynnchurch US. The principal business and office address of US GP is 150 Field Drive, Suite 165, Chicago, Illinois 60045. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to US Management, the general partner of US GP, is set forth below.

     US Management
     -------------

     US Management is a Delaware corporation, the principal business of which is to serve as the sole general partner of US GP. The principal business and office address of US Management is 150 Field Drive, Suite 165, Chicago, Illinois 60045. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the three directors (who are also officers) of US Management, is set forth below.

     Wynnchurch Canada
     -----------------

     Wynnchurch Canada is an Alberta limited partnership, the principal business of which is a private investment partnership. The principal business and office address of Wynnchurch Canada is Suite 1500, 855, 2nd Street West, Calgary Alberto T2P4J7. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Canada GP, the general partner of Wynnchurch Canada, is set forth below.

     Canada GP
     ---------

     Canada GP is an Alberta limited partnership, the principal business of which is to serve as the sole general partner of Wynnchurch Canada. The principal business and office address of Canada GP is Suite 1500, 855, 2nd Street West, Calgary Alberto T2P4J7. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Canada Management, the general partner of Canada GP, is set forth below.

     Canada Management
     -----------------

     Canada Management is a Delaware corporation, the principal business of which is to serve as the sole general partner of Canada GP. The principal business and office address of Canada Management is 150 Field Drive, Suite 165, Chicago, Illinois 60045. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the three directors (who are also officers) of Canada Management is set forth below.

     Mr. Tomes
     ---------

     The following disclosure is being made pursuant to Instruction C to
Schedule 13D of the Act. John W. Tomes ("Mr. Tomes") is a director, the Vice President and Secretary of both US Management and Canada Management. His principal business and office address is c/o Wynnchurch Capital, 150 Field Drive, Suite 165, Chicago, Illinois 60045.

     Mr. Hatherly
     ------------

     The following disclosure is being made pursuant to Instruction C to
Schedule 13D of the Act. John A. Hatherly ("Mr. Hatherly") is a director, the President and Treasurer of both US Management and Canada Management. His principal business and office address is c/o Wynnchurch Capital, 150 Field Drive, Suite 165, Chicago, Illinois 60045.

     Mr. Renaud
     ----------

     The following disclosure is being made pursuant to Instruction C to
Schedule 13D of the Act. Richard Renaud ("Mr. Renaud") is a director and Chairman of the Board of both US Management and Canada Management. His principal business and office address is c/o TNG Corporation, One Place Ville-Marie, Suite 3303 Montreal, Quebec H3B3N2.

     (d) None of the Reporting Persons have during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Tomes is a citizen of the United States. Messrs. Hatherly and Renaud are citizens of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The source and amount of funds or other consideration used by the Reporting Persons to purchase the Notes (as defined below) and the Warrants (as defined below) consisted of $10,000,000 (of which $3,524,865 was allocated to the Warrants) of working capital invested by the partners of Wynnchurch US and Wynnchurch Canada. The "Notes" means (1) the Senior Subordinated Note dated June 30, 2000 in the principal amount of $4,795,534 to the order of Wynnchurch US and (2) the Senior Subordinated Note dated June 30, 2000 in the principal amount of $5,204,466 to the order of Wynnchurch Canada. The "Warrants" means
(1) the Warrant to purchase 563,508 Shares issued to Wynnchurch US and (2) the Warrant to purchase 611,447 Shares issued to Wynnchurch Canada. The Notes and the Warrants are attached as exhibits hereto and are incorporated herein by reference.

Item 4.  Purpose of Transaction.
         ----------------------

     The Reporting Persons acquired the Warrants to purchase the Shares in connection with the purchase of the Notes pursuant to a Senior Subordinated Loan Agreement dated June 30, 2000, between Weider Nutrition Group, Inc. and Wynnchurch US and Wynnchurch Canada (the "Loan Agreement") attached as an exhibit hereto and incorporated herein by reference. Under the terms of the Loan Agreement, the Issuer is bound by affirmative and negative covenants and will remain bound by certain of the covenants as long as the Reporting Persons own 50% of the Warrants or the Shares into which the Warrants are exercisable.

     In addition, Wynnchurch US and Wynnchurch Canada received certain visitation and board observer rights under the Warrants. Consistent with such reporting requirements and rights, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects. The Reporting Persons acquired the Warrants reported herein, in connection with the Loan Agreement, for investment purposes.

     Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire, subject to transfer restrictions contained in the Loan Agreement or imposed by law.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Each of the calculations in this Item 5 is based on 9,354,641 Shares outstanding as of February 29, 2000, as reported in the Issuer's most recent 10Q and assumes the exercise of the Warrants held by Wynnchurch US and Wynnchurch Canada into 1,174,955 Shares (which Warrants are currently exercisable or exercisable within sixty days of the date hereof). Statements regarding power to vote and dispose of the Shares assume that the Warrants have been exercised.

     (a)

     Wynnchurch US and Wynnchurch Canada
     -----------------------------------

     The aggregate number of Shares that Wynnchurch US and Wynnchurch Canada may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 1,174,955 which constitutes approximately 11.2% of the outstanding Shares.

     US GP
     -----

     As the sole general partner of Wynnchurch US, US GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,174,955 Shares, which constitutes approximately 11.2% of the outstanding Shares. US GP disclaims beneficial ownership of all such Shares.

     US Management
     -------------

     As the sole general partner of US GP, US Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,174,955 Shares, which constitutes approximately 11.2% of the outstanding Shares. US Management disclaims beneficial ownership of all such Shares.

     Canada GP
     ---------

     As the sole general partner of Wynnchurch Canada, Canada GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,174,955 Shares, which constitutes approximately 11.2% of the outstanding Shares. Canada GP disclaims beneficial ownership of all such Shares.

     Canada Management
     -----------------

     As the sole general partner of Canada GP, Canada Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,174,955 Shares, which constitutes approximately 11.2% of the outstanding Shares. Canada Management disclaims beneficial ownership of all such Shares.

     (b)

     Wynnchurch US and Wynnchurch Canada
     -----------------------------------

     Acting through its sole general partner, Wynnchurch US has the sole power to vote or to direct the vote and to dispose or direct the disposition of 563,508 Shares. Acting through its sole general partner, Wynnchurch Canada has the sole power to vote or to direct the vote and to dispose or direct the disposition of 611,447 Shares.

     US GP
     -----

     Acting through its sole general partner and in its capacity as the sole general partner of Wynnchurch US, US GP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 563,508 Shares.

     US Management
     -------------

     As the general partner of US GP, which is the general partner of Wynnchurch US, US Management has the sole power to vote or to direct the vote and to dispose or direct the disposition of 563,508 Shares.

     Canada GP
     ---------

     Acting through its sole general partner and in its capacity as the sole general partner of Wynnchurch Canada, Canada GP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 611,447 Shares.

     Canada Management
     -----------------

     As the general partner of Canada GP, which is the general partner of Wynnchurch Canada, Canada Management has the sole power to vote or to direct the vote and to dispose or direct the disposition of 611,447 Shares.

     (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transaction in Shares during the past sixty (60) days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

     Except as set forth herein or in the Exhibits filed herewith and incorporated herein by reference, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Shares of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the Shares of the Issuer.

Item 7.   Materials to be Filed as Exhibits.
          ----------------------------------

          Exhibit A      Statement made pursuant to Rule 13d-1(k)(1)(iii) of
                         Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

          Exhibit B      Senior Subordinated Loan Agreement dated June 30, 2000,
                         between Weider Nutrition Group, Inc., Wynnchurch US and
                         Wynnchurch Canada.

          Exhibit C      Senior Subordinated Note dated June 30, 2000, in the
                         principal amount of $4,795,534 to the order of Wynnchurch US.

          Exhibit D      Senior Subordinated Note dated June 30, 2000, in the
                         principal amount of $5,204,466 to the order of Wynnchurch Canada.

          Exhibit E      Warrant to purchase 563,508 Shares issued to Wynnchurch
                         US.

          Exhibit F      Warrant to purchase 611,447 Shares issued to Wynnchurch
                         Canada.

          Exhibit G      Registration Rights Agreement dated June 30, 2000 by
                         and among Issuer, Wynnchurch US and Wynnchurch Canada.

          Exhibit H      Power of Attorney

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     July 10, 2000
                              WYNNCHURCH CAPITAL PARTNERS, L.P.

                              By:   Wynnchurch Partners, L.P., its general
                                    partner

                                    By:   Wynnchurch Management, Inc., its
                                          general partner


                                    By:   /s/ John Tomes*
                                          ----------------
                                    Name: John Tomes
                                    Its:  Vice President

                              WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.

                              By:   Wynnchurch Partners Canada, L.P., its
                                    general partner

                                    By:   Wynnchurch GP Canada, Inc., its
                                          general partner


                                    By:   /s/ John Tomes*
                                          ---------------
                                    Name: John Tomes
                                    Its:  Vice President

                              WYNNCHURCH PARTNERS, L.P.

                              By:   Wynnchurch Management, Inc., its
                                    general partner

                                    By:   /s/ John Tomes*
                                          ---------------
                                    Name: John Tomes
                                    Its:  Vice President

                              WYNNCHURCH MANAGEMENT, INC.

                                    By:   /s/ John Tomes*
                                          ---------------
                                    Name: John Tomes
                                    Its:  Vice President

                              WYNNCHURCH PARTNERS CANADA, L.P.

                                    By:  Wynnchurch GP Canada, Inc., its
                                         general partner

                                    By:   /s/ John Tomes*
                                          ---------------
                                    Name: John Tomes
                                    Its:  Vice President

                              WYNNCHURCH GP CANADA, INC.

                              By:   /s/ John Tomes*
                                    ---------------
                              Name: John Tomes
                              Its:  Vice President

                              *By: /s/ Alisa B. Hoy
                                   ----------------
                                   Alisa B. Hoy
                                   Attorney-in-Fact